EXHIBIT NO. 11.1

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2004
	Shares	Earnings Per Share
Basic Weighted Average Shares Outstanding	7,159,873	1.17
Diluted	7,159,873	1.17
Average Shares Outstanding	7,159,873	1.17
Common Stock Equivalents	7,159,873	1.17

	Year Ended December 31, 2003
Basic Weighted Average Shares Outstanding	7,160,992	1.08
Diluted	7,160,992	1.08
Average Shares Outstanding	7,160,992	1.08
Common Stock Equivalents	7,160,992	1.08